Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-132580

     SUPPLEMENT NO. 2
dated November 7, 2006
to the Prospectus dated May 1, 2006 for the TIAA Real Estate Account

     This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2006, as supplemented to date, which we refer to collectively as the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

Expanded Borrowing Policy

     The Investment Committee of the Board of Trustees of Teachers Insurance and Annuity Association of America (“TIAA”) has approved an increase in the overall leverage that the TIAA Real Estate Account (the “Account”) may permissibly incur, from 20% of the Account’s total net asset value to 30% of the Account’s total net asset value, at the time of incurrence. This new aggregate leverage limitation will become effective on December 15, 2006.

     In connection therewith, the following three paragraphs replace the section of the prospectus entitled “Other Real Estate-Related Policies - Borrowing” in its entirety.

     Borrowing: The Account may borrow money and assume or obtain a mortgage on a property - i.e., make leveraged real estate investments. In addition, to meet short-term cash needs, the Account may obtain a line of credit with terms requiring that the Account secure a loan with one or more of its properties. Effective December 15, 2006, the Account’s total borrowings may not exceed 30% of the Account’s total net asset value at the time of incurrence. (In calculating the 30% limit, we will include only the Account’s actual percentage interest in any borrowings and not that of any joint venture partner.) The Account may only borrow up to 70% of the then current value of a property, although construction loans may be for 100% of costs incurred in developing the property. Except for construction loans, any mortgage loans on a property will be non-recourse, meaning that if the Account defaults on its loan, the lender will have recourse only to the property encumbered or the joint venture owning the property, and not to any other assets of the Account. When possible, the Account will seek to have loans mature at different times to limit the risks of borrowing.

     The Account will not obtain mortgage financing from TIAA or any of its affiliates. However, the Account may place a mortgage on an Account property held by a subsidiary for tax planning or other purposes. This type of mortgage will not be subject to the general limitations on borrowing described above.

     When the Account assumes or obtains a mortgage on a property, it will bear the expense of mortgage payments. It will also be exposed to certain additional risks, which are described in “Risks of Borrowing” on page 9.

Recent Transactions

     The following describes recent property transactions by the Account. It supplements the “Description of Properties” section of the prospectus. Except as noted, the expenses for operating the properties purchased are either borne or reimbursed by the property tenants, although the terms vary under each lease.

JOINT VENTURE WITH DEVELOPERS DIVERSIFIED REALTY CORPORATION

     On November 3, 2006, TREA Retail Property Portfolio 2006 LLC (“TREA”), a subsidiary of TIAA, for the benefit of the Account, entered into a Limited Liability Company Agreement (the “LLC Agreement”) with DDR TC LLC (“DDR TC”), a subsidiary of Developers Diversified Realty Corporation (“DDR”), with respect to DDR/TC Core Retail Fund, LLC, a Delaware limited liability company (the “Company”). DDR entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated October 20, 2006, with Inland Retail Real Estate Trust, Inc. (“Inland”) and a wholly owned subsidiary of DDR (“Merger Sub”). Under the Merger Agreement, Inland will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing after the merger as the surviving entity and as a subsidiary of DDR.

     Pursuant to the terms of a Purchase and Sale Agreement between Inland and DDR TC, concurrently with or immediately prior to the consummation of the Merger, Inland will cause its subsidiaries to transfer to the Company 67 of Inland’s community center properties located predominately in the southeastern United States for approximately $3.0 billion of total asset value (collectively, the “Properties”). At such time, TREA will contribute 85% of the equity in the Company (approximately $1.05 billion) and DDR TC will contribute 15% of the equity in the Company (approximately $185 million). It is expected that leverage will not exceed 60% of the aggregate value of the Properties. The consummation of the Purchase and Sale Agreement is conditioned upon the consummation of the Merger and other customary closing conditions. Consummation of the Merger is subject to a number of closing conditions, including, but not limited to, the approval of the Merger by Inland’s stockholders.

     Pursuant to the LLC Agreement, DDR TC will receive an acquisition fee in connection with the closing, as well as fees for performing certain services relating to the Properties and the operation of the Company, including fees for asset management and property management services. In addition, DDR TC will receive distributions equal to 20% of the net cash flow of the Company, only after TREA and DDR TC have each received distributions equaling a return of their capital plus a 10% rate of return on their equity investment. Further, at no time may the Company’s leverage exceed 60% of the value of the Properties on an aggregate basis without the consent of both TREA and DDR TC.

     Management of the Company will be vested in DDR TC, subject to unanimous approval rights relating to certain customary major matters, including, without limitation, (i) acquisitions and sales of the Properties, (ii) the Company’s financial affairs, including the incurrence of debt, (iii) affairs with respect to certain Property leases, (iv) modifications to the distributions of the Company, and (v) the merger, consolidation, termination or dissolution of the Company. In addition, the LLC Agreement provides that, without the consent of the other member, membership interests in the Company may only be transferred to certain affiliates of TIAA and DDR or pursuant to certain capital market events. Either member can elect to cause the Company to sell some or all of the Properties at any time, subject to certain agreed-upon procedures.

     TREA’s obligations under the LLC Agreement are subject to, in addition to customary closing conditions, the Company and DDR TC obtaining new financing with an interest rate acceptable to the parties, and on otherwise customary market terms and conditions. Further, if, on or before December 15, 2006, TREA in good faith determines that there exist material defects in the condition of title and survey of one or more of the Properties then it may, under certain circumstances, have the right to require that up to three of the Properties will not be acquired by the Company and may request that certain other Properties not be acquired by the Company, in which case, if DDR TC does not agree to such requests, TREA will have the option to terminate the LLC Agreement.

      The transactions described herein, including the Merger, are expected to close in the first quarter of 2007.

     This prospectus supplement contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this prospectus supplement are forward-looking statements. All forward-looking statements speak only as of the date of this prospectus supplement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, achievements or transactions of the Account or other parties, including DDR and Inland and their affiliates, to differ from management’s current expectations. Such risks, uncertainties and other factors include, among others, the consummation of the Merger and the satisfaction of the conditions to consummating the transfer of the Properties to the Company. Caution should be taken not to place undue reliance on management’s forward-looking statements, which represent management’s views only as of the date this prospectus supplement is filed. Neither management nor the Account undertake any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, changed assumptions, future events or otherwise.

PURCHASES

Office Properties

     1401 H Street — Washington, DC

On September 29, 2006, the Account purchased a twelve-story office building in Washington, DC for approximately $208.2 million, subject to $115.0 million in debt, for a net investment of $93.2 million. The $115.0 million mortgage loan bears an interest rate of 5.97% and matures in December 2014. The property was built in 1992, and it contains 348,629 square feet, of which 90% was occupied at the time of purchase. The three largest tenants are the U.S. Department of Justice (110,750 square feet), Investment Company Institute (84,554 square feet), and the Bureau of Alcohol, Tobacco and Firearms (34,669 square feet). Rental rates average $45.48 per square foot on an annual basis, which is below the current average market rent for comparable properties. The property is located in the East End of the Washington, DC central business district, which had an inventory of 33.4 million square feet and a 6.0% direct vacancy rate at the time of purchase.

Industrial Properties

     Weber Distribution — Rancho Cucamonga, CA

On September 26, 2006, the Account purchased a 275,760 square foot warehouse facility located in Rancho Cucamonga, California for approximately $20.6 million. The warehouse is 100% leased to Weber Distribution Warehouses, Inc., at a rental rate of $3.84 per square foot (on an annual basis) through September 2009. The warehouse facility was built in 1988. The property is located in the Inland Empire West industrial submarket. This submarket has an inventory of 195.7 million square feet and had a direct vacancy rate of 7.0% at the time of purchase.

Retail Properties

     Marketfair — West Windsor, NJ

On September 13, 2006, the Account purchased a retail center in West Windsor, New Jersey for approximately $94.0 million. The property consists of a single-level retail center and one freestanding outparcel, and was built in 1987 and renovated in 2000 and 2002. Marketfair contains 235,144 square feet and was 97% leased at the time of purchase. The two anchor tenants are Barnes and Noble (37,010 square feet) and United Artists Movies (29,900 square feet). The average rental rate is $23.79 per square foot on an annual basis, which is below the current average market rent for comparable properties. This property is located in the Princeton submarket.

     South Frisco Village — Frisco, TX

On September 29, 2006, the Account purchased a retail center in Frisco, Texas for approximately $46.7 million, subject to $28.3 million in debt, for a net investment of $20.5 million. The $26.3 million mortgage loan bears an interest rate of 5.85% and matures in June 2013. The property consists of a single level retail center containing 10 buildings and an aggregate of 227,175 square feet, and was completed in 2002. At the time of purchase, it was 99% leased. The property has four major tenants: Sports Authority (41,240 square feet), Bed, Bath and Beyond (35,000 square feet), Jo-Ann Stores (35,000 square feet), and Circuit City (32,746 square feet). The average rental rate ranges from $8.50 to $31.50 per square foot on an annual basis, which is similar to the current average market rent for comparable properties. The property is located in the retail submarket of Frisco, which consists of 5.8 million square feet and had a 3.5% direct vacancy rate at the time of purchase.

SALES

Office Properties

     371 Hoes Lane — Piscataway, NJ

On August 31, 2006, the Account sold a property containing one office building situated on 8.92 acres, located in Piscataway, New Jersey for net sales proceeds of approximately $16.1 million. The Account purchased the property on December 15, 1997 for an original investment of $15.5 million. At the time of sale, the property had a market value of $16.3 million in the records of the Account.

     Fairgate at Ballston — Arlington, VA

On September 8, 2006, the Account sold a property consisting of one office building situated on 1.32 acres of land, located in Arlington, Virginia for net sales proceeds of approximately $50.8 million. The Account purchased the property on April 21, 1997 for an original investment of $27.0 million. At the time of sale, the property had a market value of $53.0 million in the records of the Account.

     1015 15th Street — Washington, DC

On September 28, 2006, the Account sold a property, consisting of both office and retail space, in Washington, DC for net sales proceeds of approximately $90.6 million. The Account purchased the property on November 9, 2001 for an original investment of $48.6 million. At the time of sale, the property had a market value of $90.0 million in the records of the Account.

Residential Properties

     Monte Vista — Littleton, CO

On September 1, 2006, the Account sold an apartment complex in Littleton, Colorado for net sales proceeds of approximately $28.1 million. The Account purchased the property on June 21, 1996 for an original investment of $17.7 million. At the time of sale, the property had a market value of $27.3 million in the records of the Account.

A11336 11/06